ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2010 and 2009 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009, the related MD&A and the Company’s most recent Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40-F which has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(*) available at the SEDAR website at www.sedar.com

TABLE OF CONTENTS

1	History and Strategy	Page 2

2	Operating Performance	Page 3

3	Consolidated Financial Results	Page 12

4	Liquidity and Capital Resources	Page 16

5	Outlook	Page 21

6	Changes in Accounting Policies and Critical Accounting Estimates	Page 22

7	Controls and Procedures	Page 24

8	International Financial Reporting Standards	Page 24

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, silver production, reserves and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base.

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity financings and convertible debt financings, on an as needed basis, in order to accelerate its growth.

OPERATING PERFORMANCE

Q1, 2010 Highlights (Compared to Q1, 2009)

  Silver production climbed 34% to 766,210 oz

  Gold production jumped 62% to 3,775 oz

  Silver-equivalent production rose 31% to 1,011,569 oz (65:1 silver:gold ratio and no base metals)

  Cash costs fell 18% to $6.39 per oz silver produced (net of gold credits)

  Revenues increased 115% to $18.2 million

  Mine operating cash-flow increased 249% to $9.1 million

  EBITDA rose 1192% to $7 million

  Net Earnings were $1.7 million ($0.03 per share) compared to a net loss of $1.7 million

  Purchased key equipment and commenced installation of the new crushing circuit at Guanacevi

  Purchased additional mining equipment and accelerated mine development at Guanajuato

  Exercised option and purchased 100% interest in the Porvenir Cuatro properties, Guanacevi

  Acquired an option to purchase a 100% interest in the San Sebastian properties, Jalisco

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Consolidated Production Results

Q1, 2010 compared to Q1, 2009

Silver production in the Q1, 2010 was 766,210 ounces (oz), an increase of 34% compared to 572,785 ounces in the Q1, 2009. Gold production was 3,775 oz, an increase of 62% compared to 2,335 oz. Plant throughput was 112,963 tonnes at average grades of 270 grams per tonne (gpt) of silver and 1.34 gpt of gold as compared to 85,731 tonnes at average grades of 271 gpt of silver and 1.02 gpt of gold. The increased silver and gold production is attributable to a 36% increase in throughput and higher gold grades at the Guanacevi mine and a 25% increase in throughput at the Guanajuato mine.

Silver grades were comparable and gold grades were 31% higher in Q1, 2010 compared to Q1, 2009, reflecting the mining of higher gold grade ores at both Guanacevi and Guanajuato. Silver recoveries were comparable but gold recoveries were 15% lower in Q1, 2010 compared to Q1, 2009 reflecting differences in ore-types being processed at both mining operations.

Q1, 2010 compared to Q4, 2009

Silver production in Q1 of, 2010 was 766,210 oz, a decrease of 2% compared to 779,344 oz in Q1, 2009. Gold production was 3,775 oz, a decrease of 18% compared to 4,591 oz. Plant throughput was 112,963 at average grades of 270 gpt of silver and 1.34 gpt of gold as compared to 115,482 tonnes at average grades of 270 gpt of silver and 1.62 gpt of gold. The decreased gold production was due largely to a reduction in gold grades processed at Guanacevi.

Silver grades were consistent and gold grades were 18% lower in the Q1, 2010 compared to Fourth Quarter, 2009. Silver and gold recoveries were slightly higher in Q1, 2010 compared to Fourth Quarter, 2009 reflecting slight differences in ore-types being processed at both mining operations.

Guanacevi Mines Production Results

Q1, 2010 compared to Q1, 2009

Silver production in the Q1, 2010 was 574,796 ounces, an increase of 40% compared to 409,476 oz in the Q1, 2009. Gold production was 1,277 oz, an increase of 61% compared to 795 oz. Plant throughput was 69,522 tonnes at average grades of 333 gpt silver and 0.74 gpt gold as compared to 51,073 tonnes at average grades of 326 gpt silver and 0.56 gpt gold. The increased silver and gold production is attributable to a 36% increase in throughput and higher gold grades at the Guanacevi mine.

Silver grades and recoveries were relatively consistent in Q1, 2010 compared to Q1, 2009 but gold grades were higher and gold recoveries were lower reflecting differences in ore-types being processed.

Q1, 2010 compared to Q4, 2009

Silver production in the Q1, 2010 was 574,796 oz, a decrease of 2% compared to 587,477 oz in Forth Quarter, 2009. Gold production was 1,277 oz a decrease of 37% compared to 2,021 oz. Plant throughput was 69,522 tonnes at average grades of 333 gpt silver and 0.74 gpt gold compared to 70,832 tonnes at average grades of 332 gpt silver and 1.17 gpt gold. The reduction in gold production is consistent with the reduction in gold grades being processed and represents slightly different ore-types being processed.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Guanajuato Mines Production Results

Q1, 2010 compared to Q1, 2009

Silver production for the Q1, 2010 was 191,414 ounces, an increase of 17%, compared to 163,309 oz in the Q1, 2009. Gold production was 2,498 oz, an increase of 62% compared to 1,540 oz. Plant throughput was 43,441 tonnes at average grades of 168 gpt silver and 2.29gpt gold as compared to 34,658 tonnes at average grades of 189 gpt silver and 1.70 gpt gold. The increased silver and gold production is attributable to a 25% increase in throughput at the Guanajuato mine due to the development of the new Lucero vein where more ore grade material was being mined and higher metal prices allowed mining of lower grade material.

Silver grades were 11% lower and gold grades were 35% higher in Q1, 2010 compared to Q1, 2009 primarily due to changes in ore-types being processed. Silver recoveries were a bit higher and gold recoveries were a bit lower, again related to differences in ore-types being processed.

Q1, 2010 compared to Q4, 2009

Silver production for the Q1, 2010 was 191,414 oz, which is consistent with the 191,867 oz produced in Fourth Quarter, 2010. Gold production was 2,498 oz, a decrease of 3% compared to 2,570 oz in Fourth Quarter, 2009. Plant throughput was 43,441 tonnes at average grades of 168 gpt silver and 2.29 gpt gold as compared to 44,650 tonnes at average grades of 171 gpt silver and 2.34 gpt gold.

Silver and gold grades remained consistent in Q1, 2010 compared to Q4, 2009 whereas silver and gold recoveries were both higher due to optimized plant performance.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3775	78.3	78.7	6.39	79.45
Q2, 2010
Q3, 2010
Q4, 2010
YTD 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.39	79.45
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	9.38	78.14
Production 2008
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01	84.75
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62	75.96
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55	80.11
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43	81.25
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03	80.42

Q1, 2010 : Q1, 2009	32%	-1%	31%	34%	62%	-1%	-9%	-15%	6%

Q1, 2010 : Q4, 2009	-2%	0%	-18%	-2%	-18%	1%	3%	29%	0%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Comparative Table of Guanacevi Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.11	87.97
Q2, 2010
Q3, 2010
Q4, 2010
YTD 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.11	87.97
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81	81.41
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	9.21	96.86
Q3, 2009	54,791	317	0.69	457,609	1,109	79.3	89.8	8.32	90.82
Q4, 2009	70,832	332	1.17	587,477	2,021	77.7	75.9	7.00	89.68
Total	230,632	322	0.80	1,870,337	4,877	78.3	84.3	7.99	89.80
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61	75.47
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92	71.51
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66	83.68
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37	84.00
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60	78.44

Q1, 2010 : Q1, 2009	36%	2%	32%	40%	61%	-3%	-12%	4%	8%

Q1, 2010: Q4, 2009	-2%	0%	-37%	-2%	-37%	-1%	2%	16%	-2%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Comparative Table of Guanajuato Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010
Q3, 2010
Q4, 2010
YTD 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90	64.75
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38	53.68
Q3, 2009	38,485	206	2.45	204,294	2,495	80.2	82.3	(1.82)	61.95
Q4, 2009	44,650	171	2.34	191,867	2,570	78.2	76.5	(1.31)	62.24
Total	154,195	187	2.13	728,181	8,421	78.3	81.3	1.01	60.71
Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58	151.80
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75	89.70
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22	73.12
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.90	76.47
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79	85.64

Q1, 2010 : Q1, 2009	25%	-11%	35%	17%	62%	5%	-5%	-82%	2%

Q1, 2010 : Q4, 2009	-3%	-2%	-2%	0%	-3%	4%	4%	194%	-6%

Cash Operating Costs and Direct Costs (Non-GAAP Measures)

Cash operating cost per oz and direct cost per tonne are non-GAAP measures commonly reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and is therefore may not be comparable to similar measures presented by other issuers. The cash operating cost and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of throughput as cost of sales net of change in inventories and cash operating cost per oz of silver produced as cost of sales, net of changes in inventories, changes in by-product inventories, gold credits and royalties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$9,166				$9,166
Add/(Subtract):
Change in Inventories	$(191)				$(191)
Direct Costs	$8,975	$-	$-	$-	$8,975
Add/(Subtract):
Royalties	$(228)				$(228)
Change in By-Product Inventories	$1,021				$1,021
By-Product gold sales	$(4,920)				$(4,920)
Cash Operating Costs	$4,848	$-	$-	$-	$4,848
Throughput tonnes	112,963				112,963
Ozs Produced	766,211				766,211
Ozs Payable	758,549				758,549
Direct Cost per Tonne US$	$79.45				$79.45
Cash Operating Cost Per Oz US$ *	$6.39				$6.39

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$6,162				$6,162
Add/(Subtract):
Change in Inventories	$(46)				$(46)
Direct Costs	$6,116	$-	$-	$-	$6,116
Add/(Subtract):
Royalties	$(228)				$(228)
Change in By-Product Inventories	$283				$283
By-Product gold sales	$(1,556)				$(1,556)
Cash Operating Costs	$4,615	$-	$-	$-	$4,615
Throughput tonnes	69,522				69,522
Ozs Produced	574,797				574,797
Ozs Payable	569,049				569,049
Direct Cost per Tonne US$	$87.97				$87.97
Cash Operating Cost Per Oz US$ *	$8.11				$8.11

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$3,004				$3,004
Add/(Subtract):
Change in Inventories	$(145)				$(145)
Direct Costs	$2,859	$-	$-	$-	$2,859
Add/(Subtract):
Royalties	$-				$-
Change in By-Product Inventories	$738				$738
By-Product gold sales	$(3,364)				$(3,364)
Cash Operating Costs	$233	$-	$-	$-	$233
Throughput tonnes	43,441				43,441
Ozs Produced	191,414				191,414
Ozs Payable	189,500				189,500
Direct Cost per Tonne US$	$65.81				$65.81
Cash Operating Cost Per Oz US$ *	$1.23				$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2009):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$29,478	$11,439	$6,516	$5,640	$5,883
Add/(Subtract):
Change in Inventories	$594	$(2,308)	$844	$1,538	$520
Direct Costs	$30,072	$9,131	$7,360	$7,178	$6,403
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in By-Product Inventories	$(1,648)	$807	$(1,398)	$(1,003)	$(54)
By-Product gold sales	$(12,071)	$(6,141)	$(2,263)	$(1,820)	$(1,847)
Cash Operating Costs	$15,533	$3,824	$3,403	$4,021	$4,285
Throughput tonnes	384,827	115,482	93,276	90,338	85,731
Ozs Produced	2,598,518	779,344	661,903	584,486	572,785
Ozs Payable	2,572,533	771,552	655,284	578,641	567,056
Direct Cost per Tonne US$	$78.14	$79.07	$78.91	$79.46	$74.69
Cash Operating Cost Per Oz US$ *	$6.04	$4.96	$5.19	$6.95	$7.56

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$20,255	$8,142	$4,908	$3,782	$3,423
Add/(Subtract):
Change in Inventories	$455	$(1,790)	$68	$1,442	$735
Direct Costs	$20,710	$6,352	$4,976	$5,224	$4,158
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in By-Product Inventories	$(661)	$188	$(24)	$(676)	$(149)
By-Product gold sales	$(4,427)	$(2,495)	$(885)	$(423)	$(624)
Cash Operating Costs	$14,802	$4,072	$3,771	$3,791	$3,168
Throughput tonnes	230,632	70,832	54,791	53,936	51,073
Ozs Produced	1,870,337	587,477	457,609	415,775	409,476
Ozs Payable	1,851,634	581,603	453,033	411,617	405,381
Direct Cost per Tonne US$	$89.80	$89.68	$90.82	$96.86	$81.41
Cash Operating Cost Per Oz US$ *	$7.99	$7.00	$8.32	$9.21	$7.81

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$9,223	$3,297	$1,608	$1,858	$2,460
Add/(Subtract):
Change in Inventories	$138	$(518)	$776	$96	$(216)
Direct Costs	$9,361	$2,779	$2,384	$1,954	$2,244
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in By-Product Inventories	$(987)	$619	$(1,374)	$(327)	$95
By-Product gold sales	$(7,644)	$(3,646)	$(1,378)	$(1,397)	$(1,223)
Cash Operating Costs	$730	$(248)	$(368)	$230	$1,116
Throughput tonnes	154,195	44,650	38,485	36,402	34,658
Ozs Produced	728,181	191,867	204,294	168,711	163,309
Ozs Payable	720,899	189,949	202,251	167,024	161,675
Direct Cost per Tonne US$	$60.71	$62.24	$61.95	$53.68	$64.75
Cash Operating Cost Per Oz US$ *	$1.01	($1.31)	($1.82)	$1.38	$6.90

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2008):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$27,802	$7,226	$7,648	$6,361	$6,567
Add/(Subtract):
Change in Inventories	$520	$162	$100	$201	$57
Direct Costs	$28,322	$7,388	$7,748	$6,562	$6,624
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in By-Product Inventories	$(347)	$(315)	$-	$(5)	$(27)
By-Product gold sales	$(6,383)	$(1,742)	$(1,821)	$(1,473)	$(1,347)
Cash Operating Costs	$20,785	$5,067	$5,850	$4,886	$4,982
Throughput tonnes	352,196	90,927	96,721	86,391	78,157
Ozs Produced	2,343,455	696,615	625,094	517,077	504,669
Ozs Payable	2,300,640	682,401	612,465	507,993	497,781
Direct Cost per Tonne US$	$80.42	$81.25	$80.11	$75.96	$84.75
Cash Operating Cost Per Oz US$ *	$9.03	$7.43	$9.55	$9.62	$10.01

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$19,950	$4,983	$5,376	$4,467	$5,124
Add/(Subtract):
Change in Inventories	$104	$(132)	$(22)	$201	$57
Direct Costs	$20,054	$4,851	$5,354	$4,668	$5,181
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in By-Product Inventories	$(91)	$(59)	$-	$(5)	$(27)
By-Product gold sales	$(3,336)	$(769)	$(824)	$(764)	$(979)
Cash Operating Costs	$15,820	$3,759	$4,453	$3,701	$3,907
Throughput tonnes	255,656	57,750	63,979	65,276	68,651
Ozs Produced	1,858,937	515,407	465,661	419,245	458,624
Ozs Payable	1,840,348	510,253	461,004	415,053	454,038
Direct Cost per Tonne US$	$78.44	$84.00	$83.68	$71.51	$75.47
Cash Operating Cost Per Oz US$ *	$8.60	$7.37	$9.66	$8.92	$8.61

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$7,852	$2,243	$2,272	$1,894	$1,443
Add/(Subtract):
Change in Inventories	$416	$294	$122	$-	$-
Direct Costs	$8,268	$2,537	$2,394	$1,894	$1,443
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in By-Product Inventories	$(256)	$(256)	$-	$-	$-
By-Product gold sales	$(3,047)	$(973)	$(997)	$(709)	$(368)
Cash Operating Costs	$4,965	$1,308	$1,397	$1,185	$1,075
Throughput tonnes	96,540	33,177	32,742	21,115	9,506
Ozs Produced	484,518	181,208	159,433	97,832	46,045
Ozs Payable	460,292	172,148	151,461	92,940	43,743
Direct Cost per Tonne US$	$85.64	$76.47	$73.12	$89.70	$151.80
Cash Operating Cost Per Oz US$ *	$10.79	$7.60	$9.22	$12.75	$24.58

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Exploration Activities

The 2010 exploration program got underway in the First Quarter, 2010 with the re-commencement of diamond drilling at both Guanacevi and Guanajuato. Seventeen holes were drilled during the quarter totalling 8,100 meters of core, including 7 holes in the San Pedro area of Guanacevi and 10 holes in the areas of Cebada North and Bolanitos South at Guanajuato.

At Guanacevi, the San Pedro drilling tested both high grade veins as well as moderate grade mantos. At Guanajuato, drilling targeted a prospect area along the Veta Madre north of the Cebada mine and the Lucero vein mineralization south of the Bolanitos mine where it still remains open. These drill programs are ongoing and initial results should be available in the Second Quarter, 2010.

In addition, drilling got underway at the new San Juanico property in the district of Parral, Chihuahua to try and extend the known polymetallic resource on the Cometa property northwards onto the San Juanico property. Mapping and sampling also commenced on the newly acquired San Sebastian properties in the state of Jalisco in order to outline targets for drilling in the Third and Fourth Quarters, 2010.

CONSOLIDATED FINANCIAL RESULTS

Review of Consolidated Financial Results

Three months ended March 31, 2010 compared with the three months ended March 31, 2009

For the three months ended March 31, 2010, the Company’s Mine Operating Earnings were $5.8 million (2009- $0.3 million) on Sales of $18.2 million (2009- $8.5 million) with Cost of Sales of $9.2 million (2008- $5.9 million) and Depreciation and Depletion of $3.3 million (2009 - $2.3 million).

Operating Earnings were $2.6 million (2009: loss of $1.2 million) after Exploration costs of $0.8 million (2009: $0.2 million), General and Administrative costs of $1.2 million (2009: $1.1 million), Accretion of Convertible Debentures of $0.4 million (2009: $0.1) and Stock Based Compensation costs of $0.7 million (2009: $0.1 million).

Earnings Before Taxes were $3.3 million (2009 – Loss Before Taxes of $1.9 million) after Foreign Exchange Gain of $0.4 million (2009- Foreign Exchange Loss of $0.9 million), a Mark to Market Gain on redemption call option of $0.2 million (2009 – $ Nil), which relates to the redemption call option of the convertible debt, and Investment and Other Income of $0.1million (2009 - $0.2 million). The Company realized Net Earnings for the period of $1.7 million (2009 – Net Loss of $1.8 million) after an Income Tax Provision of $1.6 million (2009 – Income Tax Recovery of $0.1 million).

Sales of $18.2 million for the period represent a 115% increase over the $8.5 million for the same period in 2009 due to increased production as well as increased realized silver and gold prices during the year. During the quarter, the Company sold 787,651 ounces of silver and 4,454 oz gold, for realized prices of $16.93 and $1,105 respectively as compared to sales of 501,074 oz silver and 2,006 oz gold for realized prices of $13.23 and $921 respectively in the same period of 2009. The realized prices of $16.93 for silver and $1,105 for gold are consistent with the quarterly average spot prices of $16.93 and $1.109. The Company also accumulated 70,909 silver oz as finished goods at March 31, 2010 as compared to 119,974 silver oz at March 31, 2009. The cost allocated to these Finished Goods is $1.6 million compared to $1.7 million at March 31, 2009.

Cost of Sales for the quarter was $9.2 million, an increase of 56% over the Cost of Sales of $5.9 million for 2009. The 56% increase in the cost of sales is primarily a result of the Company’s rising production, offset by the improved productivity at Guanajuato mine. Depreciation and Depletion was $3.3 million, an increase of 44% compared to 2009, primarily due to increased production and increased capital asset balances due the capital investments made during 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Exploration expenses increased to $0.8 million in Q1, 2010 from $0.2 million in Q1, 2009 reflecting the Company’s increase in exploration activities during the period. In early 2009 exploration activities were quite low to conserve cash and focus on mine development and capital expenditures. General and Administrative expenses increased by 11% to $1.2 million for the quarter as compared to $1.1 million in 2009 primarily due to seasonally higher investor relations activities.

The Company experienced a Foreign Exchange Gain of $0.4 million as compared to a Foreign Exchange Loss of $0.9 million for the same period in 2009. The Q1, 2010 gain is primarily due to the increase to the strengthening of the Canadian Dollar against the US Dollar resulting in higher valuations on the Canadian Dollar cash accounts, which had significantly higher balances during 2010, offset by the increased value of the Canadian Dollar-denominated Convertible Debt. During Q1, 2009, there was also a strengthening of the Canadian Dollar to the US Dollar but the company held less Canadian Dollar cash to offset the foreign exchange loss is due to the translation of the Canadian Dollar-denominated Convertible Debt into US Dollars.

There was a Mark to Market Gain on Redemption Call option of $0.2 million (2009 – $ Nil) relating to the Company’s redemption call option on the convertible debt. This amount represents the increase in the estimated value of the call option based on the current market conditions and there was no amount for 2009 as the redemption options on the convertible debt, which was issued in February 2009, was deemed to have no material fair value at that time. Investment and other income decreased to $0.1 million in 2010 from $0.2 in 2009 primarily due to reduced interest amounts received on the Notes Receivable (formerly asset backed commercial paper). During early 2009 the Company received a catch-up interest payment. There was an Income Tax Provision of $1.6 million as compared to a recovery of $0.1 million in Q1, 2009. The change in the income tax provision is largely due to the increased profitability of the Company.

Summary of Quarterly Results

	Dec 31, 2010	Dec. 31, 2009				December 31, 2008
(in US$000s	Period End	Period End				Period End
except per share amounts)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Total Revenues	$18,252	$24,250	$9,796	$8,236	$8,487	$7,900	$10,613	$10,060

Cost of Sales	$9,166	$11,439	$6,516	$5,640	$5,883	$7,226	$7,648	$6,361
Depreciation, Depletion & Accretion	$3,301	$4,563	$1,997	$2,414	$2,290	$2,551	$2,558	$1,769
Mine Operating Earnings / (Loss)*	$5,785	$8,248	$1,283	$182	$314	$(1,877)	$407	$1,930

Net income (loss):
(i) Total	$1,720	$3,133	$(1,487)	$(1,832)	$(1,740)	$(5,149)	$(7,427)	$(3,417)
(ii) Basic per share	$0.03	$0.06	$(0.03)	$(0.04)	$(0.03)	$(0.11)	$(0.15)	$(0.07)
(iii) Diluted per share	$0.03	$0.06	$(0.03)	$(0.04)	$(0.03)	$(0.11)	$(0.15)	$(0.07)

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

Quarterly Trends and Analysis

In the 2nd Quarter of 2008 the ramp up of Guanacevi capital expansion program, including mine development reduced the production for the quarter, while Guanajuato production ramped up in June resulting in consistent production and costs quarter over quarter.

In the 3rd Quarter of 2008 production increased primarily due to the ramp up of production at Guanajuato, partially offsetting the slide in silver prices which began in August. Costs increased due to the ramp up of Guanajuato operations and improved employee production bonuses which were magnified by the slight appreciation of the Mexican Peso during the quarter until late September when the Peso began its significant fall.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

In the 4th Quarter of 2008 the Company realized higher production output due to improved grades and recoveries at Guanacevi and greater output at Guanajuato. However the production increase was significantly offset by the drop in the silver price during the fourth quarter. The decrease in production costs is attributed to the significant depreciation of the Mexican peso. The Company’s largest production cost is labour, therefore any change in the valuation of the local currency directly impacts our production costs. Subsequent to December 31, 2008, the Mexican Peso continued its depreciation against the US dollar, further reducing the US dollar production costs of both mines.

In the 1st Quarter of 2009, the Company’s decrease in production was offset by improved silver and gold prices compared to prior quarter. The Company’s operating costs continued to benefit from the depreciation of the Mexican Peso against the US dollar, while General and Administrative costs reported also benefited from the depreciation of the Canadian dollar against the US dollar.

In the 2nd Quarter of 2009, the Company experienced a slight increase in production over the previous quarter but the significant increase in finished goods inventory at the end of the period resulted in decreased sales revenue. The Company’s operating costs also decreased from the previous quarter accordingly.

In the 3rd Quarter of 2009, the Company experienced a 13% increase in production over the previous quarter. There was an increase in sales due to both an increase in sold ounces and more robust silver and gold prices during the period, with a corresponding increase in operating costs. The increase in sales was in addition to a further increase in finished goods inventory from the prior quarter.

In the 4th Quarter of 2009, the Company had a significant increase in sales over previous quarters. The increase in sales is due to 3 main factors: an increase in the price of silver and gold; an increase in production; and the timing of finished goods sales. During the Q4, 2009, there was an increase in production of 18% for silver and 27% for gold over the previous quarter and more robust silver and gold prices. The Company also accumulated a large finished goods inventory at September 30, 2009 which was converted to sales during Q4, 2009 resulting in a significant increase in cost of sales and depreciation and depletion for the quarter.

In the 1st Quarter of 2010, the Company continued to experience an increase in sales over previous quarters, with the exception of Q4, 2009 where sales reflected the realization of the sale of a large finished goods balance. Silver production experienced a 2% decrease from Q4, 2009 but was a significant increase compared to prior periods.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Selected Annual Information

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Revenue	$50,769	$39,302	$32,319

Net loss:
(i) Total	$(1,926)	$(18,004)	$(12,202)
(ii) Basic per share	$(0.04)	$(0.37)	$(0.27)
(iii) Diluted per share	$(0.04)	$(0.37)	$(0.27)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2009	2008	2007
Total assets	$105,881	$67,292	$82,151
Total long-term liabilities	$18,240	$5,481	$6,646

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., and Aztec Metals Corp. (“Aztec”), who are related party companies, and from time to time Endeavour will incur third-party costs on behalf of the related parties on a full cost recovery basis. The Company has $201,000 receivable related to administration costs outstanding as of March 31, 2010. (December 31, 2009 – $133,000).

During the three months ended March 31, 2009, the Company paid $25,000 for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. The Company has an $11,000 payable related to legal costs outstanding as of March 31, 2010 (December 31, 2009 $5,000)

The Company has $113,000 receivable from Aztec related to 2008 property tax payments and the initial Rio Chico option payment outstanding as of March 31, 2010 (December 31, 2009 - $110,000).

Update on Use of Proceeds from Recent Financings

On October 7, 2009, the Company received net proceeds of Cdn$17.3 million from a prospectus offering of units. Based on the October 7, 2009 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9417, this amount was equivalent to US$16.4 million. As disclosed in the Company’s short form prospectus dated September 28, 2009, US$12 million of the net proceeds from this offering were intended to be used for capital expenditures and exploration drilling at the Guanacevi and Guanajuato Mines projects as set out in the table below, with the balance of US$4.4 million to be used for working capital.

Planned expenditures for mine development were to be funded first from the financing proceeds and subsequently by operating cash flow and as of Q1, 2010 the allocated amounts have been fully utilized and any additional expenditures have been financed from operating cash flows. The miscellaneous equipment planned for Guanajuato has been fully purchased and is under budget by $210,000 due to lower than anticipated costs. The planned exploration drilling for the Porvenir Cuatro, Santa Fe & Noche Buena areas of Guanacevi have been completed with no material variance.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

The plant refurbishment & equipment is ongoing as are the exploration drilling programs for the Porvenir Mine area at Guanacevi and the South Bolanitos, North Cebada and North Bolanitos areas at Guanajuato. The expenditures to date have been consistent with management’s initial budget and with no material variance and further expenditures will be made during 2010.

Guanacevi and Guanajuato Mines Capital Expenditures	Expected (US$)	Actual (US$)	Variance (US$)

Mine Development - Guanacevi	$3,000,000	$3,000,000	$ -
Mine Development - Guanajuato	1,000,000	1,000,000	-
Plant Refurbishment & equipment – Guanacevi & Guanajuato	3,000,000	464,470	2,535,530
Miscellaneous Equipment - Guanajuato	1,000,000	790,000	210,000
Exploration drilling – Guanacevi (Porvenir Cuatro)	600,000	643,160	(43,160)
Exploration drilling – Guanacevi (Santa Fe)	200,000	206,975	(6,975)
Exploration drilling – Guanacevi (Noche Buena)	600,000	620,927	(20,927)
Exploration drilling – Guanacevi (Porvenir Mine)	600,000	314,937	285,063
Exploration drilling – Guanajuato (South Bolanitos)	800,000	714,856	85,144
Exploration drilling – Guanajuato (North Cebada)	900,000	775,139	124,861
Exploration drilling – Guanajuato (North Bolanitos)	300,000	0	300,000
Total	$12,000,000	$ 8,530,464	$3,469,536

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased by $3.2 million from $26.7 million at December 31, 2009 to $23.5 million at March 31, 2010. The Company had working capital of $42.2 million at March 31, 2010 (December 31, 2009 - $38.8 million). The decrease in cash and cash equivalents of $3.2 is primarily due to the $5.8 million used for capital investments made in property, plant and equipment, $1.0 million invested in marketable securities and $0.3 million paid in interest offset by the $3.1 million provided by operating activities and $0.9 million in proceeds on the exercise of stock options. The $3.4 million increase in working capital is primarily a result of the $3.5 million increase in accounts receivable and prepaid amounts, a $1.6 million increase in inventory, a $1.0 million increase in marketable securities, the $0.6 million increase in Notes Receivable less the $3.2 million decrease in cash and cash equivalents and $0.1 million increase in current liabilities.

Operating activities provided $3.1 million during the quarter ended March 31, 2010 compared to using $3.5 million during the same period in 2009. The major non-cash adjustments on the net income of $1.7 million were non-cash charges for depreciation, depletion of $3.3 million, stock-based compensation of $0.7 million, accretion charge on convertible debentures of $0.4 million, a future income tax loss of $1.4 million, an unrealized foreign exchange loss of $0.6 million, a mark to market gain on redemption call option of $0.2 million and an increase in non-cash working capital of $4.8 million. The increase in non-cash working capital is primarily due to accounts receivable and prepaids and increased inventories.

Investing activities during the quarter used $6.8 million as compared to $2.5 million in the same period of 2009. The investments in property, plant and equipment was $5.8 million compared to $2.5 million and during the current period there was $1.0 million invested in marketable securities.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

The Company invested $6.0 million in property, plant and equipment during the quarter ended March 31, 2010, of which $5.8 million was paid in cash, and $0.2 million was settled through common shares. Approximately $3.3 million was invested at Guanacevi with $2.2 million spent on mine development, $0.8 million spent on the tailings facility and crushing circuit and $0.3 million on mine equipment. A total of $2.2 million was invested at Guanajuato with $1.6 million spent on mine development and $0.6 million on mine equipment. The Company also spent approximately $0.3 million on property acquisition costs.

Financing activities during the year generated $0.6 million as compared to $10.2 million during the same period in 2009. During the current period there was $0.9 million realized from the exercise of 366,500 stock options offset by $0.3 million interest paid on the Convertible Debentures. In Q1 2009, the Company completed a convertible debt financing for $10.0 million, net of issue costs, of five year 10% subordinated unsecured convertible redeemable debentures and realized $35 thousand from the exercise of 145,000 stock options.

As at March 31, 2010, the Company’s issued share capital was $114.8 million representing 61,705,456 common shares compared to $112.2 million representing 60,626,203 common shares at December 31, 2009. Of the 1,079,253 common shares issued during the period, 515,784 were issued upon conversion of convertible debentures, 366,500 were issued upon stock option exercises, 54,752 were issued on exercise of warrants, 71,428 were issued on the acquisition of a mineral property, 29,000 were issued under the Company’s stock bonus plan and 41,789 were issued upon the exercise of stock options as share appreciation rights.

As at March 31, 2010, the Company had 4,608,500 options to purchase common shares outstanding with a weighted average exercise price of Cdn$2.65 and had 6,178,815 share purchase warrants outstanding with a weighted average exercise price of Cdn$2.98.

At March 31, 2010 the Company held certain Notes that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. See “Investment in Notes Receivable” for further detail.

Even though the Company generates significant mine operating cash flow, the Company has incurred significant operating losses to date. Management recognizes that the Company will need to grow its operations and/or generate additional financing resources in order to meet its planned business objectives in the long term. The Company has historically financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise equity financing, debt financing or the attainment of profitable operations.

Capital Requirements

The Company plans to invest a total of $29 million on capital projects in 2010, with the continued focus on refurbishing and expanding the Guanacevi plant, and developing mine access ramps at both operations.

At Guanacevi, $11.0 million is planned to develop the Santa Cruz and Porvenir Cuatro ore-bodies and extend access into both the North Porvenir and Porvenir Dos ore-bodies, $5.6 million is planned for a new crushing circuit, $1.0 million for tailings expansion and $5.0 million for various plant and mine equipment to facilitate the continued expansion at Guanacevi.

At Guanajuato, $3.0 million in planned to further develop the Lucero, Karina and Bolanitos veins, while $1.3 million is planned to purchase mine equipment and $1.6 million is for mine drilling to define the mineralization for mine planning. Efficiency upgrades at the plant are planned to enhance the recoveries for $0.5 million.

These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Financial Instruments and Other Instruments

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities, notes receivable (formerly asset backed commercial paper notes “ABCP Notes”), a promissory note and convertible debentures. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, promissory note and convertible debentures are designated as other financial liabilities and recorded at amortized cost. Marketable securities and ABCP are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and promissory note are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, accounts payable and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale marketable securities is determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

The fair value of the Notes Receivable (formerly ABCP Notes) is determined based on a market approach reflecting market value based on trade market bids and are classified as available for sale within Level 1 of the fair value hierarchy as of March 31, 2010.

The fair values of the convertible debentures are determined as described under “Convertible Debentures” and are classified within Level 2.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts and IVA receivable balance. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. After taking into account the Company’s holdings of cash equivalents, marketable securities and receivables, the Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Market Risk
The significant market risk exposures to which the Company is subject are foreign exchange risk, interest rate risk and commodity price risk.

Foreign Currency Risk
The Company’s operations in Mexico and Canada subject it to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense is incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

With respect to financial liabilities, the convertible debentures and promissory note are not subject to interest rate risk given the fixed rate of 10% for both liabilities.

Investment In Notes Receivable (Previously “Asset Backed Commercial Paper”)

At March 31, 2010 the Company held restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

ALL AMOUNTS CDN $ (Expressed in thousands of dollars)
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,133
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	615
MAV II Class B	July 15, 2056	BA - 0.5%	198	35
MAV II Class C	July 15, 2056	BA + 20.0%	140	2
IA Tracking Class 15		BA - 0.5%	464	371
			$5,114	$3,156

The trade activity of the MAV II trust significantly increased providing a more liquid market, permitting the Company to estimate the value of the Notes on current market activity bids. As of March 31, 2010, the Company marks to market the Notes based on trade market bids. The mark to market of the Notes results in a gain of $621 during the quarter end March 31, 2010. The Company has classified the Notes as available for sale and recorded the Notes at their estimated fair market value with the impact of market fluctuations recognized through other comprehensive income.

In the prior years, the Company estimated the value using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This resulted in an estimated fair value of $2,476 at December 31, 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Convertible Debentures

In February 2009, the Company issued Cdn $13,993,000 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each Cdn $1,000 Debenture, representing an initial conversion price of Cdn $1.90 per unit. Additional units may become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of Cdn $2.05 per share. Subsequent to August 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than Cdn $2.85 per share.

As the Debentures include both cash payment and equity conversion features, the gross proceeds were allocated between liability and equity elements. The liability element has been designated as other liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures are deferred and amortized over their expected term.

During the quarter, 980 convertible debentures were converted into 515,784 common shares and 257,890 warrants. 11,671 convertible debentures remain outstanding as of March 31, 2010 (December 31, 2009 – 12,651).

(Expressed in thousands of dollars)
	Cdn $	US $
Liability portion of convertible debentures
Opening balance	8,549	8,149
Opening accrued interest	267	254
Accretion expense	454	436
Interest accrued	(240)	(235)
Interest paid	(331)	(324)
Conversion into common shares	(670)	(651)
Foreign exchange (gain)/loss on revaluation	-	251
Closing balance of liability portion	$8,029	$7,880

Equity portion of convertible debentures
Opening balance	2,699	2,164
Conversion into common shares	(209)	(167)
Closing balance of equity portion	$2,490	$1,997

As at March 31, 2010, the redemption option was valued at $2,660,000 using a binomial lattices model with a volatility estimate of 65%, risk free rate of 2.1% and estimated borrowing rate of 12% over the life of the Debentures (December 31, 2009 - $2,693,000). The redemption option is designated as held for trading and while market fluctuations are charged to operations. For the period ended March 31, 2010 a gain of $175,000 was recorded, while $209,000 was allocated to equity on debenture conversions.

Contractual Obligations
The Company had the following contractual obligations at March 31, 2010:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$455	$260	$195	-	-
Promissory Note	433	231	202	-	-
Other Long-Term Liabilities	1,776	-	-	$631	$1,145
Total	$2,664	$491	$397	$631	$1,145

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Outstanding Share Data

As of May 4, 2010, the Company had the following items issued and outstanding:

  62,162,200 common shares
  4,581,000 options to purchase common shares with a weighted average exercise price of Cdn$2.66 expiring between September 7, 2010 and June 14, 2017.
  6,277,893 share purchase warrants with a weighted average exercise price of Cdn$2.96 expiring between October 7, 2011 and February 26, 2014.
  Cdn$10,866,000 of five year 10% subordinated unsecured convertible redeemable debentures with an exercise price of $1.90 per share.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

OUTLOOK

Financial

In Q2, 2010, Endeavour anticipates its financial performance, including revenues, mine operating cash-flow and EBITDA, will continue to reflect the currently robust silver and gold bullion prices, relatively flat production and constant cash costs. Although cash operating costs increased in Q1, 2010 from Q4, 2009, they should trend downward again toward the $5.50 per oz range on completion of our 2010 capital expansion programs.

Production

Silver production is currently slightly ahead of schedule for the year. Similar to 2009, the first two quarters of silver production in 2010 are scheduled to be relatively flat, as we focus on mine development and capital programs. However, silver production is scheduled to increase in Third and Fourth Quarters, 2009, as the new ore-bodies under development during the first half of the year at Guanacevi and Guanajuato are expected to enter into production.

Upon completion of the 2010 capital expansion projects, the Guanacevi mines production is scheduled to reach 1,000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tonnes per day (tpd). Guanacevi currently draws 80% of its ore production from the Porvenir Mine, although Porvenir Dos production continues to grow as the access ramp advances and new levels are accessed. Work commenced recently on the new Porvenir Cuatro access ramp and re-commenced on the Santa Cruz access ramp to allow for ore development starting in Third Quarter, 2010 at Porvenir Cuatro and Q1, 2011 at Santa Cruz. The recent commencement of work on the new crushing circuit at the Guanacevi plant is intended to be completed in the Third Quarter of 2010.

At Guanajuato, the Lucero vein continues to contribute 60% of the ore production with the balance coming from Cebada and Bolanitos. With the recent expansion of the Guanajuato plant capacity to 600 tpd through the installation of a new cone crusher, production is expected to climb with the development of the new ore zones on the Bolanitos and Lucero veins. However, plant capacity is not expected to be achieved until after new mine equipment arrives in Second Quarter, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

Exploration

Exploration expenses should rise in Second Quarter, 2010 as Endeavour gears up to full speed on its exploration programs on several projects. A total of 13,500 meters of core drilling is planned during the quarter for Guanajuato, Parral and Arroyo Seco, as well as surface surveys and target definition work on other properties.

At Guanacevi, machine trenching, rock sampling & target generation will be carried out in the San Pedro area. At Guanajuato, soil & rock grid geochemical sampling will be completed in the Bolañitos North area.

At Parral, metallurgical test work is planned for San Juanico ore mineralization. At San Sebastian, soil & rock grid geochemical sampling will be conducted in the Real Alto area to define drill targets.

At Arroyo Seco and El Toro, machine trenching, rock sampling & target generation will be completed in order to define targets for drilling.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released Canadian accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment on long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Asset retirement obligations
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Convertible Debt
We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as described in Note 13 to the interim Financial Statements. The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the estimated market rate for a similar liability without the conversion features. The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.

Future income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan which is described in Note 14 (d) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 4, 2010

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the three months ended March 31, 2010 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also affect business activities such as certain contractual arrangements and compensation arrangements.

The Company has developed a conversion plan consisting of four key stages including; project planning and preliminary assessment, detailed assessment, design and implementation. The project planning and initial assessment stage has been completed. The initial assessment was completed with the assistance of external advisors and outlines the significant differences between Canadian GAAP and IFRS and rates the impact of each of the significant differences on the entity’s financial statements, thereby allowing the Company to focus the detailed assessment on the highest priority items.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, future income taxes, asset retirement obligation and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. The Company is also assessing the available elections under IFRS to determine the effect of each election to the Company. This detailed assessment is expected to be completed in the second quarter of 2010.

The Company will then commence the design stage which includes completing an assessment of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage will proceed concurrently with the detailed assessment and design stages and includes preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

The Company has and continues to provide training seminars to its accounting staff and has hired additional accounting staff to assist with the transition. The Company continues to monitor the development of the standards as issued by the International Accounting Standards Board and to determine any impact on the assessments done to date. Regular reporting will occur to senior executive management and to the Audit Committee of our Board of Directors.